SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE TO

(Rule 14d-100)

Tender Offer Statement under Section 14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934

GILEAD PALO ALTO, INC.

(Name of Subject Company (Issuer) and Name of Filing Person (Offeror))

2 3/4% SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2012	3 1/4 SENIOR SUBORDINATED CONVERTIBLE NOTES DUE 2013	2.0% SENIOR SUBORDINATED CONVERTIBLE DEBENTURES DUE 2023
(Title of Class of Securities)	(Title of Class of Securities)	(Title of Class of Securities)

126667AF1	126667AG9	126667AD6
(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)	(CUSIP Number of Class of Securities)

Gregg H. Alton

Secretary

c/o Gilead Sciences, Inc.

333 Lakeside Drive

Foster City, California 94404

(650) 574-3000

(Name, address, and telephone number of person authorized to receive notices and communications on behalf of the filing persons)

With a Copy to:

Kenn Guernsey, Esq.

Cooley Godward Kronish LLP

101 California Street, 5th Floor

San Francisco, CA 94111

(415) 693-2000

Calculation of Filing Fee

Transaction valuation (1)	Amount of filing fee (2)
$294,647,459.73	$16,441.33

(1)

Estimated for purposes of calculating the filing fee only. This amount is calculated as the sum of (a) the aggregate outstanding principal amount of the 2 3/4% Senior Subordinated Convertible Notes Due 2012, 3 1/4% Senior Subordinated Convertible Notes due 2013 and 2.0% Senior Subordinated Convertible Debentures due 2023 (together the “Notes”), plus (b) accrued and unpaid interest on the Notes through June 25, 2009, the day prior to the currently anticipated repurchase date.

(2)	The amount of the filing fee, calculated in accordance with the Securities Exchange Act of 1934, as amended, equals $55.80 for each $1,000,000 of value.

☐	Check the box if any part of the fee is offset as provided by Rule 0—11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: None	Form or Registration No.: Not Applicable
Filing Party: Not Applicable	Date Filed: Not Applicable

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:

☐	third-party tender offer subject to Rule 14d–1.
☒	issuer tender offer subject to Rule 13e–4.
☐	going-private transaction subject to Rule 13e–3.
☐	amendment to Schedule 13D under Rule 13d–2.

Check the following box if the filing is a final amendment reporting the results of the tender offer:  ☐

INTRODUCTORY STATEMENT

This Tender Offer Statement on Schedule TO (this “Schedule TO”) is filed by Gilead Palo Alto, Inc. (formerly CV Therapeutics, Inc.), a Delaware corporation (the “Company”), and relates to the offer by the Company to purchase for cash all of its outstanding 2 3/4% Senior Subordinated Convertible Notes due 2012 (the “2012 Notes”), 3 1 /4% Senior Subordinated Convertible Notes due 2013 (the “2013 Notes”) and 2.0% Senior Subordinated Convertible Debentures due 2023 (the “2023 Notes” and, together with the 2012 Notes and the 2013 Notes, the “Notes”) upon the terms and subject to the conditions set forth in (1) the Indenture, dated as of May 18, 2004 (as amended, supplemented or otherwise modified, the “2012 Indenture”), between the Company and U.S. Bank National Association, as successor trustee to Wells Fargo Bank, National Association (referred to herein alternatively as the “Trustee” or the “Paying Agent”), under which the Company issued the 2012 Notes; (2) the Indenture, dated as of July 1, 2005 (as amended, supplemented or otherwise modified, the “2013 Indenture”), between the Company and the Trustee, under which the Company issued the 2013 Notes; (3) the Indenture, dated as of June 18, 2003 (as amended, supplemented or otherwise modified, the “2023 Indenture” and together with the 2013 Indenture and the 2012 Indenture, the “Indentures”), between the Company and the Trustee, under which the Company issued the 2023 Notes; (4) the Notes; and (5) the Notice of Fundamental Change and Offer to Repurchase dated May 12, 2009 filed herewith as Exhibit (a)(1)(A) (as it may be supplemented or amended from time to time, the “Offer to Repurchase”).

This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4 under the Securities Exchange Act of 1934, as amended. Pursuant to General Instruction F to Schedule TO, all of the information set forth in the Offer to Repurchase and the related Letter of Transmittal is incorporated by reference herein in response to Items 1 through 11 in this Schedule TO except for those Items as to which information is specifically provided herein.

Item 1.	Summary Term Sheet.

The information set forth in the section of the Offer to Repurchase captioned “Summary Term Sheet” is incorporated herein by reference.

Item 2.	Subject Company Information.

(a) Name and Address. The name of the subject company is Gilead Palo Alto, Inc. The address of the principal executive offices of the Company is 3172 Porter Drive, Palo Alto, California 94304. The telephone number of the Company at its principal executive offices is (650) 384-8500. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer – Information Concerning the Company” is incorporated herein by reference.

(b) Securities. This Schedule TO relates to the offer by the Company to purchase all of the outstanding Notes. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. As of May 1, 2009, there was approximately $102,990,000 in aggregate principal amount of the 2012 Notes outstanding, approximately $149,500,000 in aggregate principal amount of the 2013 Notes outstanding and approximately $39,730,000 in aggregate principal amount of the 2023 Notes outstanding. Additionally, as a result of the merger on April 17, 2009 (the “Merger”) of Apex Merger Sub, Inc., a Delaware corporation, with and into the Company there was 100 shares of the Company’s common stock, $0.01 par value per share (“Common Stock”), outstanding, which is owned by Gilead Sciences, Inc., a Delaware corporation (“Gilead”).

(c) Trading Market and Price. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Notes—Market for the Notes” is incorporated herein by reference.

Item 3.	Identity and Background of Filing Person.

(a) Name and Address. The information set forth under Item 2(a) above is incorporated herein by reference. In addition, the information set forth in Schedule A in the Offer to Repurchase is incorporated herein by reference. The Offer is an issuer tender offer and, accordingly, the Company is both a filing person and the subject company. Gilead, an affiliate of the Company, owns 100% of the Company’s common stock. The address of the principal executive offices of Gilead is 333 Lakeside Drive, Foster City, California 94404, and the telephone number at such principal executive offices is (650) 574-3000.

Item 4.	Terms of the Transaction.

(a) Material Terms. The information set forth in the Offer to Repurchase under “Summary Term Sheet” and the following sections under “Important Information Concerning the Offer” are incorporated herein by reference: “Information Concerning the Notes,” “Procedures to be Followed by Holders Electing to Tender Notes for Repurchase,” “Right of Withdrawal,” “Payment for Tendered Notes,” “Notes Acquired,” “Prohibition of Purchases of Notes by the Company and Its Affiliates,” “Material United States Income Tax Considerations,” “No Solicitations,” “Definitions” and “Conflicts.”

(b) Purchases. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the Company’s knowledge, no officer, director or affiliate of the Company is a holder of any Notes.

Item 5.	Past Contracts, Transactions, Negotiations and Agreements.

(e) Agreements Involving the Subject Company’s Securities. The Notes are governed by the Indentures. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Company” and “Important Information Concerning the Offer—Information Concerning the Notes” is incorporated herein by reference. Except as set forth therein, neither the Company nor, to the Company’s knowledge, Gilead nor any of the Company’s or Gilead’s executive officers or directors, is a party to any agreement, arrangement or understanding with respect to any of the Company’s securities, including but not limited to, any agreement, arrangement or understanding concerning the transfer or the voting of any of the Company’s securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations.

Item 6.	Purposes of the Transaction and Plans or Proposals.

(a) Purposes. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Information Concerning the Notes—The Company’s Obligation to Repurchase the Notes” is incorporated herein by reference.

(b) Use of Securities Acquired. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Notes Acquired” is incorporated herein by reference.

(c) Plans. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Plans or Proposals of the Company” is incorporated herein by reference.

Item 7.	Source and Amount of Funds or Other Consideration.

(a) Source of Funds. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Payment for Tendered Notes” and “Source and Amount of Funds” is incorporated herein by reference.

(b) Conditions. Not applicable.

(d) Borrowed Funds. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Source and Amount of Funds” is incorporated herein by reference.

Item 8.	Interest in Notes of the Subject Company.

(a) Securities Ownership. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” is incorporated herein by reference. To the knowledge of the Company, no Notes are beneficially owned by any person whose ownership would be required to be disclosed under Section 1008(a) of Regulation M-A.

2.

(b) Securities Transactions. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—Interests of Directors, Executive Officers and Affiliates of the Company in the Notes” and “Important Information Concerning the Offer—Prohibition of Purchases of Notes by the Company and Its Affiliates” are incorporated herein by reference.

Item 9.	Persons/Assets, Retained, Employed, Compensated or Used.

(a) Solicitations or Recommendations. The information set forth in the Offer to Repurchase under “Important Information Concerning the Offer—No Solicitations” is incorporated herein by reference.

Item 10.	Financial Statements.

(a) Financial Information. The Company believes that its financial condition is not material to a holder’s decision whether to sell the Notes to the Company because, among other reasons, the consideration being paid to the holders surrendering Notes consists solely of cash, the Offer is not subject to any financing conditions, and the Offer is for all outstanding Notes.

(b) Pro Forma Information. Not applicable.

Item 11.	Additional Information.

(a) Agreements, Regulatory Requirements and Legal Proceedings.

(1)	Not applicable.

(2)	The information set forth in the Notice of Fundamental Change and Offer to Repurchase under “Important Information Concerning the Offer – No Solicitations” is incorporated herein by reference.” To the knowledge of the Company after reasonable investigation, there are no applicable regulatory requirements which must be complied with or approvals that must be obtained in connection with the tender offer.

(3)	Not applicable.

(4)	Not applicable.

(5)	Not applicable.

(b) Other Material Information. Not applicable.

Item 12.	Exhibits.

Exhibit No.	Description

(a)(1)(A)	Notice of Fundamental Change and Offer to Repurchase dated May 12, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Clients.*

(a)(5)	Press Release dated May 12, 2009.*

3.

(b)	None.

(d)(1)	Indenture, dated as of May 18, 2004, between the Company and the Trustee relating to the 2012 Notes. Incorporated by reference to Exhibit 4.1 to CV Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (file no, 000-21643).

(d)(2)	Indenture, dated as of July 1, 2005, between the Company and the Trustee relating to the 2013 Notes. Incorporated by reference to Exhibit 4.1 to CV Therapeutics, Inc.’s Current Report on Form 8-K filed by the Company on July 6, 2005 (file no, 000-21643).

(d)(3)	Indenture, dated as of June 18, 2003, between the Company and the Trustee relating to the 2023 Notes. Incorporated by reference to Exhibit 4.2 to CV Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (file no, 000-21643).

(d)(4)	Supplemental Indenture, dated as of May 11, 2009, between the Company and the Trustee relating to the 2012 Notes.*

(d)(5)	Supplemental Indenture, dated as of May 11, 2009, between the Company and the Trustee relating to the 2013 Notes.*

(d)(6)	Supplemental Indenture, dated as of May 11, 2009, between the Company and the Trustee relating to the 2023 Notes.*

(d)(7)	Agreement and Plan of Merger, dated as of March 12, 2009, by and among Gilead Sciences, Inc., Apex Merger Sub, Inc. and CV Therapeutics, Inc., and a description of the material terms thereof, are hereby incorporated by reference from the Form 8-K filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on March 18, 2009.

(g)	None.

(h)	None.

*	Filed herewith.

Item 13.	Information Required by Schedule 13E-3.

Not applicable.

4.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: May 12, 2009	Gilead Palo Alto, Inc.

	By:	/s/ John F. Milligan, Ph.D.
	Name:	John F. Milligan, Ph.D.
	Title:	President

5.

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Notice of Fundamental Change and Offer to Repurchase dated May 12, 2009.*

(a)(1)(B)	Form of Letter of Transmittal.*

(a)(1)(C)	Form of Notice of Guaranteed Delivery.*

(a)(1)(D)	Form of Notice of Withdrawal.*

(a)(1)(E)	Letter to Brokers, Dealers, Commercial banks, Trust Companies and Other Nominees.*

(a)(1)(F)	Form of Letter to Clients.*

(a)(5)	Press Release dated May 12, 2009.*

(b)	None.

(d)(1)	Indenture, dated as of May 18, 2004, between the Company and the Trustee relating to the 2012 Notes. Incorporated by reference to Exhibit 4.1 to CV Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2004 (file no, 000-21643).

(d)(2)	Indenture, dated as of July 1, 2005, between the Company and the Trustee relating to the 2013 Notes. Incorporated by reference to Exhibit 4.1 to CV Therapeutics, Inc.’s Current Report on Form 8-K filed by the Company on July 6, 2005 (file no, 000-21643).

(d)(3)	Indenture, dated as of June 18, 2003, between the Company and the Trustee relating to the 2023 Notes. Incorporated by reference to Exhibit 4.2 to CV Therapeutics, Inc.’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2003 (file no, 000-21643).

(d)(4)	Supplemental Indenture, dated as of May 11, 2009, between the Company and the Trustee relating to the 2012 Notes.*

(d)(5)	Supplemental Indenture, dated as of May 11, 2009, between the Company and the Trustee relating to the 2013 Notes.*

(d)(6)	Supplemental Indenture, dated as of May 11, 2009, between the Company and the Trustee relating to the 2023 Notes.*

(d)(7)	Agreement and Plan of Merger, dated as of March 12, 2009, by and among Gilead Sciences, Inc., Apex Merger Sub, Inc. and CV Therapeutics, Inc., and a description of the material terms thereof, are hereby incorporated by reference from the Form 8-K filed by Gilead Sciences, Inc. with the Securities and Exchange Commission on March 18, 2009.

(g)	None.

(h)	None.

*	Filed herewith.